

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
Safra A. Catz
Chief Executive Officer and Director
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065

     Re: Oracle Corporation
           Form 10-K for the Fiscal Year Ended May 31, 2014
           Filed June 26, 2014
           File No. 001-35992

Dear Ms. Catz:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Patrick Gilmore

                        Patrick Gilmore
                        Accounting Branch Chief